CNIT Receives Nasdaq Notification of Non-Compliance With a Continued
Listing Requirement

SHENZHEN, China, October 19, 2016 --- China Information Technology, Inc. (Nasdaq: CNIT), a growing provider of cloudapp terminal technologies for Internet-of-Things (IoT) platforms, digital advertising delivery and other internet based information distribution systems throughout China, today said that on October 17, 2016 it received written notice from the Nasdaq Stock Market (“Nasdaq”) stating that the company is no longer in compliance with the $1.00 minimum closing bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on The Nasdaq Global Select Market.

The notice has no immediate effect on the listing of CNIT’s ordinary shares, which will continue to trade on The Nasdaq Global Select Market under the symbol “CNIT” at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the company has a grace period of 180 calendar days, or until April 17, 2017, to regain compliance with the minimum closing bid price requirement. To regain compliance, the closing bid price of the company’s ordinary shares must meet or exceed $1.00 per share for at least ten consecutive business days during this 180day compliance period.

In the event the company does not regain compliance with the minimum closing bid price requirement by April 17, 2017, Nasdaq may provide the company an additional 180day period to regain compliance, subject to the company, at that time, transferring its securities to The Nasdaq Capital Market and satisfying certain other requirements. However, if Nasdaq determines that the company will not be able to cure the deficiency, or should the company determine not to submit a transfer application or make the required representation, Nasdaq will notify the company that its securities will be subject to delisting.

The company will actively monitor the closing bid price of its ordinary shares between now and April 17, 2017 and intends to consider various options available to regain compliance.

About China Information Technology, Inc.

China Information Technology, Inc. (NASDAQ: CNIT) is a leading Internet service company that provides integrated cloudbased solutions enabling innovation and smart living in the fields of new media, city safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:
China Information Technology, Inc.
Iris Yan
Tel: +8675583704767
Email: IR@chinacnit.com
http://www.chinacnit.com

or

Asia IRPR
Jimmy Caplan
Tel: +5123299505
Email: jimmy@asiairpr.com
or
Media Relations: Asia IRPR
Rick Eisenberg
Tel: +2124966828
Email: rick@asiairpr.com